February 5, 2018

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Laura Nicholson Special Counsel Office of Transportation and Leisure
Tonya K. Aldave

Re:	EnerJex Resources, Inc.

Amendment No. 2 to

Registration Statement on Form S-4

Filed January 25, 2018

File No. 333-221712

Dear Ms. Nicholson:

On behalf of EnerJex Resources, Inc. (the “Company”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the S-4 filing as transmitted by a letter dated February 2, 2018 (the “Comment Letter”) to Louis G. Schott, Interim Chief Executive Officer of the Company. The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. An amended filing to the S-4 Filing (the “Amended S-4 Filing”) reflecting changes in response to your comments is being filed on February 5, 2018 via the Commission’s EDGAR system.

Table of Contents, page 5

1.	We note your response to our prior comment 5 and reissue in part. You continue to refer to “a private placement” in the description of Proposal No. 1 in the table of contents. Please revise your description of Proposal No. 1 here for consistency with other descriptions of this proposal in the filing.

Response: We have revised the document in accordance with the Staff’s comment.

Preliminary Proxy Statement/Prospectus, page 9

2.	We note your reference to “proposal to approve the issuance of common stock upon the conversion of Series A and Series B preferred shares.” It appears that the proposals included in the preliminary proxy statement/prospectus relate to conversion of Series A and Series C preferred shares, not Series B preferred shares. Please revise or advise.

Response: We have revised the document in accordance with the Staff’s comment.

Exhibit 5.1

3.	Please have counsel revise the opinion to reference 22,496,190 shares of common stock being registered or advise. The current opinion relates to 22,406,190 shares of common stock.

Response: We have revised the document in accordance with the Staff’s comment.

Exhibit 23.5 Consent of Independent Registered Public Accounting Firm

4.	We note that the second paragraph of the auditors consent indicates that they consent to the use of the aforementioned report, dated May 15, 2017, except for the effects of the 1-for-2 reverse stock split described in Note 11, as to which the date is June 7, 2016, on the audit of the financial statements of AgEagle Aerial Systems, Inc., which is contained in the S-4/Proxy Statement filed by Enerjex Resources, Inc. However, we note that the report of the independent auditor contained on page 160 does not include this “except for” statement. Also, it appears from Note 8 of the audited financial statements, that this reverse stock split was effected on June 7, 2016 and included in the historical financial statements prior to the initial audit date of May 15, 2017. Please revise your consent to remove this “except for” statement.

Response: We have revised the document in accordance with the Staff’s comment.

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Please feel free to contact the undersigned at 954-991-5426 with any questions.

Very truly yours,

/s/ Joel D. Mayersohn